NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

RENAISSANCE OIL CORP.

(the "Company")

Effective November 06, 2014, MNP LLP (the "Former Auditor") resigned as auditors of the Company at the request of the Company.  Deloitte LLP (the “Successor Auditor”) has been appointed as the Company's successor auditors.  The proposal to change auditors has been considered and approved by the Audit Committee of the Company's Board of Directors and by the Company's Board of Directors.

There have been no reservations contained in any auditor's reports on the Company's annual financial statements for the preceding two fiscal years, and there have been no reportable events, being "disagreements", "consultations" or "unresolved issues" as defined in NI 51-102, between the Company and its Former Auditors.  There have been no reservations contained in any auditor's report or reportable events on any interim financial information for any subsequent period preceding the date of this notice.

DATED at Vancouver, British Columbia, this 6th day of November 2014.

RENAISSANCE OIL CORP.
BY ORDER OF THE BOARD

"Craig Steinke"
_____________________________________
Craig Steinke
Chief Executive Officer and Director